April 4, 2001

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read CSB Bancorp, Inc.'s statements included under Item 4 of its Form 8-K dated March 31, 2001 and we agree with such statements, except that we are not in a position to agree or disagree with CSB Bancorp, Inc.'s statements that (1) the change in auditors was recommended by the Audit Committee or that the Board of Directors determined to replace auditors on a date to be effective March 31, 2001 or (2) that CSB engaged Clifton Gunderson as independent auditors.

In addition, we are not aware of the existence of a condition required to be reported under Item 304(a)(1)(v) of Regulation S-K; therefore we take no position with respect to CSB Bancorp, Inc.'s statements contained in the fourth paragraph of Item 4.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP